ONEBEACON INSURANCE GROUP, LTD.
One Beacon Lane
Canton, Massachusetts 02021

July 28, 2008

BY EDGAR AND FAX

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attn:  Adam F. Turk

Re:	OneBeacon Insurance Group, Ltd.
Registration Statement on Form S-3
File No. 333-152078
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, OneBeacon Insurance Group, Ltd. (the “Company”) hereby requests acceleration of its Registration Statement on Form S-3 (File No. 333-152078) for effectiveness on July 30, 2008 at 4:00 p.m., New York local time, or as soon as possible thereafter.  Please note that there are no underwriters involved in the offering registered by this Registration Statement, and, therefore, this acceleration request by the registrant is the only request for the acceleration effectiveness required under Rule 461.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Erika L. Robinson of Wilmer Cutler Pickering Hale and Dorr LLP at 202-663-6000.

Very truly yours,

ONEBEACON INSURANCE GROUP, LTD.

By:	/s/ Paul H. McDonough
Name:	Paul H. McDonough
Title:	Chief Financial Officer